February 16, 2005	TSX: QC
AMEX/AIM: QCC

AIM MARKET LISTING

Vancouver, British Columbia, February 16, 2006 - Quest Capital Corp. is pleased to announce that, with effect from 8:00 a.m. London time, February 16, 2006, its issued and outstanding common shares have been admitted to trading on the AIM market of the London Stock Exchange plc. The common shares of Quest are also listed on the TSX Exchange and on AMEX.

About Quest
Quest Capital Corp. is a merchant banking organization that focuses on providing financial services primarily to companies in the mining, oil and gas, manufacturing and real estate industries. Quest provides bridge and mortgage financing, and corporate finance and management services.

For more information about Quest and to obtain a copy of the pre-admission announcement, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair	Mark Monaghan
Managing Director	Vice President

Tel: (604) 689-1428	Tel: (416)-367-8383
Toll free: (800) 318-3094

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest. Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.